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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D


                   (Under the Securities Exchange Act of 1934
                             (Amendment No. _____)

                   NORTH AMERICAN INTEGRATED MARKETING, INC.
                    ________________________________________
                                (Name of Issuer)

                        COMMON STOCK, $.00001 PAR VALUE
                    ________________________________________
                         (Title of Class of Securities)


                                   656908209
                                 (CUSIP Number)

                             Ernest M. Stern, Esq.
                   Venable, Baetjer, Howard & Civiletti, LLP
                     1201 New York Avenue, N.W., Suite 1000
                             Washington, DC  20005
                                 (202) 962-4834
                                 ______________
                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                              and Communications)

                                 April 30, 1997
                                 ______________
                      (Date of Event which Requires Filing
                               of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. / /.

                         (Continued on following pages)
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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON:

     First Commercial and Finance Corp., Establishment

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  / /
                                                        (b)  /X/

3.   SEC USE ONLY


4.   SOURCE OF FUNDS:

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or (e):                             / /
     N/A

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:
     Lichtenstein

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER
     None

8.   SHARED VOTING POWER
     None

9.   SOLE DISPOSITIVE POWER
     2,005,002

10.  SHARED DISPOSITIVE POWER
     None

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     2,005,002

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES
     CERTAIN SHARES:                                            / /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN BOX (11):
     63%

14.  TYPE OF REPORTING PERSON:
     CO
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                                  SCHEDULE 13D

Item 1. Security and Issuer

     This Schedule 13D relates to the Common Stock, par value $.00001 per share ("Common Stock"), of North American Integrated Marketing, Inc. (the "Company"). The name and address of the principal executive officers of the Company are incorporated herein by reference to the Company's Form 10-K for the year ended December 31, 1996, page 15.

Item 2. Identity and Background

     The person filing this statement is First Commercial and Finance Corp., Establishment ("First Commercial"), a corporation organized under the laws of Lichtenstein with its principal place of business at 10 Manesse Street, Zurich 8003, Switzerland.

     First Commercial has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     First Commercial has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     First Commercial received its shares of Common Stock on September 24, 1996 using funds available from its working capital. The Company must now file under Section 12(g) of the Securities Exchange Act of 1934 which triggers the filing of this Schedule 13D.

Item 4. Purpose of Transaction

     First Commercial does not have any current plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
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     (e)  Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

     First Commercial reserve its right to revise its plans in the future if such a revision becomes, in its sole discretion, necessary, appropriate or otherwise advisable.

Item 5. Interest in Securities of the Issuer

     First Commercial is deemed to be the beneficial owner of 2,005,002 shares of Common Stock. The 2,005,002 shares of the Company's Common Stock represent 63% of the outstanding Common Stock of the Company.

     First Commercial executed an irrevocable proxy effective until September 24, 2001 to Nicholas Robinson, the Company's Chief Executive Officer, to give him sole voting power over the 2,005,002 shares of Common Stock owned by First Commercial. First Commercial retains sole power to dispose or to direct the disposition of the 2,005,002 shares of Common Stock First Commercial owns.

     There were no purchases or sales by First Commercial of Common Stock during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

     The description of the Convertible Debenture Purchase Agreement between the Company and First Commercial is incorporated herein by reference to the Company's Current Report on Form 8-K dated May 17, 1996.

Item 7. Material to be Filed as Exhibits

     The copy of the Convertible Debenture Purchase Agreement under which First Commercial granted its irrevocable proxy for five years to Nicholas Robinson is

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     incorporated herein by reference to NAIM's Current Report on Form 8-K dated
     May 17, 1996.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



April 30, 1997                  /s/ Dr. D. Rothschild
--------------                  --------------------------
Date                                    Signature

                                Dr. D. Rothschild/Director
                                --------------------------
                                        Name/Title